Mail Stop 6010

June 14, 2006

<u>VIA U.S. MAIL AND FAX (852) 2263-1223</u>

Ms. Patinda Lei
Chief Financial Officer
Nam Tai Electronics, Inc.
Suites 1506-1508
One Exchange Square
8 Connaught Place
Central
Hong Kong

> **Re: Nam Tai Electronics, Inc.**
> **Form 20-F for the year ended December 31, 2005**
> **Filed March 15, 2006**
> **File No. 001-31583**

Dear Ms. Lei:

      We have reviewed your response letter dated May 15, 2006 and filing and have the following comment. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2005

Item 15. Controls and Procedures, page 75

1.   Please refer to prior comment 3. We note your proposed disclosure that your "…Chief Executive Officer and Chief Financial Officer concluded that, as of that date, [y]our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in [y]our reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required." Please respond to the following comments:

·   Please clearly disclose the date of management's evaluation in future filings. As a foreign private issuer, you must evaluate the effectiveness of your disclosure controls and procedures as of the end of each fiscal year. Refer to Rules 13a-15(b)(1) and 15d-15(b)(1) of the Exchange Act.

·   The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise future filings so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e). That is, clarify whether your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and that it is accumulated and communicated to management, including your Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact me at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Kate Tillan
Assistant Chief Accountant